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SEC FILE NUMBER
8-70600

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 3/26/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Fintag Capital Markets, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

101 South Tryon Street; Suite 2700
(No. and Street)

Charlotte	North Carolina	28280
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael S. Marr	704-372-0256	mmarr@fintag.ai
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Goldman & Company, CPAs, P.C.
(Name – if individual, state last, first, and middle name)

3535 Roswell Rd., Suite 32	Marietta	GA	30062
(Address)	(City)	(State)	(Zip Code)

6/25/2009	1952
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael S. Marr _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Fintag Capital Markets, LLC _____, as of February 21st _____, 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Khamla Sphabmixay
NOTARY PUBLIC
Mecklenburg County, NC
My Commission Expires July 27, 2025

Signature:

Title:
Chief Compliance Officer

Notary Public

This filing** contains (check all applicable boxes):

☑ (a) Statement of financial condition.

☐ (b) Notes to consolidated statement of financial condition.

☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☑ (d) Statement of cash flows.

☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☑ (g) Notes to consolidated financial statements.

☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Fintag Capital Markets, LLC

Audited Financial Statements
and
Accompanying Information

For the Period March 26, 2021 (date of FINRA approval) to December 31, 2021

CONTENTS

Report of Independent Registered Public Accounting Firm

goldman & COMPANY, CPAS

Report of Independent Registered Public Accounting Firm

To the Member of
Fintag Capital Markets, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Fintag Capital Markets, LLC for the period March 26, 2021 (Date of FINRA Approval) to December 31, 2021, the related statements of income (loss), changes in member's equity and cash flows for the period March 26, 2021 (Date of FINRA Approval) through December 31, 2021 and the related notes and schedules 1, 2 and 3 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Fintag Capital Markets, LLC as of December 31, 2021, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Fintag Capital Markets, LLC's management. Our responsibility is to express an opinion on Fintag Capital Markets, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule's 1- Computation of Net Capital Under SEC Rule 15c3-1, Schedule 2-Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 (exemption) and Schedule 3-Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of Fintag Capital Markets, LLC's financial statements. The supplemental information is the responsibility of Fintag Capital Markets, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's 1, 2. and 3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2021.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 23, 2022

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

Fintag Capital Markets, LLC

Statement of Financial Condition

Assets

		December 31, 2021
Cash and cash equivalents	$	58,883
Prepaid expenses		1,595
Other assets		195
Total assets	**$**	**60,673**

Liabilities

Accounts payable and accrued expenses	$	9,142
Total liabilities		**9,142**

Equity

Member's equity		**51,531**
Total liabilities and member's equity	**$**	**60,673**

The accompanying notes are an integral part of these statements.

Fintag Capital Markets, LLC

Statements of Income (Loss)

	March 26,2021 (date of FINRA approval) to December 31, 2021
Revenues	
Non reimbursable retainer	$ 5,000
Registered representative reimbursement	2,500
Total revenues	**7,500**
Expenses	
Accounting fees	6,098
Registered representative commissions	2,000
Referral fees	1,000
Computer expense	5,167
Contract labor	38,000
Legal & professional services	1,000
Office supplies & software	673
FINRA regulatory fees	2,421
Staffing expense	182
State taxes & licenses	422
Total expenses	**56,963**
Net income (loss)	**$ (49,463)**

The accompanying notes are an integral part of these statements.

Fintag Capital Markets, LLC

Statement of Changes in Member's Equity

Balance March 26, 2021 (date of FINRA approval)	$	**89,193**
Contributions from Fintag Capital Markets Holdings, Inc	$	11,801
Net loss		(49,463)
Balance December 31, 2021	$	**51,531**

The accompanying notes are an integral part of these statements.

Fintag Capital Markets, LLC

Statement of Cash Flows

		March 26, 2021 (date of FINRA approval) to December 31, 2021
Cash flows from operating activities		
Net income (loss)	**$**	**(49,463)**
Non cash capital contribution - operating expenses	$	11,801
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Prepaid expenses		(1,595)
Other assets		66
Accounts payable and accrued expenses		9,142
Total adjustments to reconcile net income (loss)to net cash provided by operations:		**9,208**
Net cash provided by operating activities		**(30,049)**
Net cash increase for period		**(30,049)**
Cash and cash equivalents at March 26, 2021		**88,932**
Cash and cash equivalents at December 31, 2021	**$**	**58,883**

Supplimental Information:
The Member contributed 11,801 in operating expense; this amount is reflected in the Statement of Income (Loss) for the period March 26, 2021 (FINRA Approval) to December 31, 2021.

The accompanying notes are an integral part of these statements.

Fintag Capital Markets, LLC

Notes to Financial Statements

December 31, 2021

Note 1 - Nature of operations

Fintag Capital Markets, LLC (the "Company") is a North Carolina limited liability company formed on September 29, 2020. The Company is wholly owned by Fintag Capital Markets Holdings, Inc., a North Carolina corporation ("FCMH"), which is a wholly owned subsidiary of Fintag Holdings, Inc., a Delaware corporation, formerly known as Fintag Holdings, LLC, a North Carolina limited liability company ("Parent"). The Company is registered with the Securities and Exchange Commission ("SEC") as a capital acquisition broker-dealer ("CAB") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also a member of the Securities Investor Protection Corporation ("SIPC"). The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America as applicable to brokers and dealers in securities. As a CAB the Company's operations consist primarily in providing investment banking services as permitted under the FINRA CAB Rules. FINRA authorized the Company to commence business effective March 26, 2021.

Note 2 - Summary of significant accounting policies

Basis of Accounting-The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid financial instruments purchased with a maturity of three months or less to be cash equivalents.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company places its cash and cash equivalents on deposit with a North Carolina financial institution. The balance at the financial institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000.

Revenue Recognition

The new revenue recognition guidance, ASC 606, requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

These services include agreements to provide merger and acquisition advisory services to customers for which they charge customers fees. The agreements contain hourly fees and success fees. The success fees may be fixed or represent a percentage value that the customer receives if and when the merger and acquisition is completed. The Company has evaluated its hourly fee payments to ensure these fees relate to the transfer of goods and services, as a distinct performance obligation, in exchange for the hourly fee. If a promised good or service is not distinct, the Company combines that good and service with other promised goods or services until it identifies a bundle of goods and services that is distinct. In some cases that would result in the broker-dealer accounting for all services promised in a contract as a single performance obligation and the hourly fee revenue is classified as deferred revenue on the Statement of Financial Condition. There were no deferred revenues for 2021.

Income taxes
The Company is an LLC taxed as a partnership for federal income tax reporting purposes, and as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, *Accounting for Uncertainty in Income Taxes*. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The Company files income tax returns in the U.S. in both federal and state jurisdictions.

Note 3 - Net Capital Requirements
The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 further requires that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. On December 31, 2021, the Company had net capital of $49,741 which was $44,741 in excess of its net capital requirement of $5,000. The Company's aggregate net capital ratio (ratio of indebtedness to capital) was 18.38%.

The Company's business activities are limited to those of a CAB, therefore the Company does not handle customer cash or securities.

Note 4 - Part I, Form X-17a-5:
The most recent annual report of the Company is available for examination and copying at the office of the Company and at the Atlanta Regional Office of the Securities and Exchange Commission.

Note 5 - Related Party Transactions
The Company was allocated accounting fees during the year of $2,000 which were paid by the Parent. These accounting fees were subsequently reimbursed by the Company. No other significant related party transactions were incurred.

Note 6 - COVID-19
In March 2020, the World Health Organization declared COVID-19 a "Public Health Emergency of International Concern." The virus has not caused any significant business disruption for the Company while its principals and registered representatives work remotely.

Note 7 - Subsequent Events

Events that occur after the statement of financial condition date but before the financial statements are available to be issued must be evaluated for recognition or disclosure. The effect of subsequent events that provide evidence about conditions that existed at the statement of financial conditions date are recognized in the accompanying statements. Subsequent events which provide evidence about conditions that existed after the statement of financial condition date require disclosure in the accompanying notes. The Company has evaluated subsequent events through February 20, 2022, in connection with the preparation of these financial statements which is the date the financial statements were available to be issued.

Note 8 - Accounting Standards

The Company is evaluating new accounting standards and will implement as required.

Note 9 - Concentrations

The Company's revenue is from one (1) customer.

Schedule I
Fintag Capital Markets, LLC

Computation of Net Capital and Net Capital Ratio
Under Rule 15c3-1 of the Securities Exchange Commission
For the Period March 26, 2021 (date of FINRA approval) to December 31, 2021

Equity from Statement of Financial Condition	$	**51,531**
Plus:		
Non-cash adjustments to Net Capital		0
Less:		
Nonallowable assets and miscellaneous capital charges		(1,790)
Net Capital	$	**49,741**
Aggregate indebtedness	$	9,142
Minimum net capital required (the greater of $5000 or 6 2/3% of aggregate indebtedness	$	5,000
Net Capital excess of minimum requirements	$	44,741
Ratio of aggregate indebtedness to net capital		18.38%

There is no material difference in the above net capital calculations and the unaudited amended FOCUS report form 17a-5, Part IIA as of December 31, 2021.

The accompanying notes are an integral part of these financial statements.

SCHEDULE II

Computation for Determination of Reserve Requirement under Rule 15c3-3
of the Securities and Exchange Commission

The Company does not claim an exemption for Rule 15c3-3 in reliance on Footnote 74 of the SEC Release No. 34-70073 and as discussed in Q8 of the related FAQ issued by the SEC staff.

The Company does not hold customer funds or securities.

SCHEDULE III

Information Relating to the Possession or Control Requirements under Rule 15c3-3
of the Securities and Exchange Commission

The Company does not claim an exemption for Rule 15c3-3 in reliance on Footnote 74 of the SEC Release No. 34-70073 and as discussed in Q8 of the related FAQ issued by the SEC staff.

The Company does not hold customer funds or securities.

Independent Registered Public Accounting Firm's Report on Exemption

goldman & COMPANY, CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Fintag Capital Markets, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Fintag Capital Markets, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to include receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients.

In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period March 26, 2021 (date of FINRA approval) to December 31, 2021, without exception.

Fintag Capital Markets, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Fintag Capital Markets, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 23, 2022

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

Fintag Capital Markets, LLC

Exemption Report

Fintag Capital Markets, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) As set forth in Article B. (2) of the Company's Membership Agreement, the Company does not claim an exemption under 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company limits its business activities exclusively to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services; (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and (3) engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period March 26, 2021 (date of FINRA approval) to December 31, 2021).

Fintag Capital Markets, LLC

I, Michael S. Marr, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: *Michael Marr*
_____

Name: Michael S. Marr

Title: Financial and Operations Principal Officer

February 16, 2022